UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On June 20, 2023, Cazoo held its Annual General Meeting of Shareholders (the "AGM'').

As of the close of business on May 12, 2023, the record date for the AGM, 38,660,416 of the Company's Class A ordinary shares were outstanding and entitled to vote at the AGM and each such Class A ordinary share was entitled to one vote on each proposal at the AGM. At the AGM, the holders of 22,338,852 of the Company's Class A ordinary shares were represented by proxy, constituting a quorum.

Set forth below are the proposals voted on at the AGM, and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the shareholder materials furnished with the Company's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 19, 2023.

Proposal 1 – Ordinary Resolution – Election of Class II Directors:

The shareholders elected each of the Board’s two Class II director nominees. The votes for, votes against, votes withheld and broker non-votes for each nominee are set forth below:

(a)	Paul Woolf
	(i)	FOR: 22,312,199
	(ii)	AGAINST: N/A
	(iii)	WITHHELD: 26,653
	(iv)	BROKER NON-VOTES: N/A

(b)	Duncan Tatton-Brown:
	(i)	FOR: 22,077,935
	(ii)	AGAINST: N/A
	(iii)	WITHHELD: 260,917
	(iv)	BROKER NON-VOTES: N/A

Proposal 2 – Ordinary Resolution – Ratification of Independent Auditors:

The shareholders ratified the appointment of the Company's independent registered auditors for the year ending December 31, 2023 and until the Company's 2024 annual general meeting of shareholders. The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a)	FOR: 22,327,730
(b)	AGAINST: 8,946
(c)	ABSTAIN: 2,176
(d)	BROKER NON-VOTES: N/A

 Based on the foregoing votes, the shareholders approved Proposals 1 and 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: June 21, 2023	By:	/s/ Paul Woolf
		Name:	Paul Woolf
		Title:	Chief Financial Officer